UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72814P109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 72814P109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Drawbridge Special Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 2 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Drawbridge Special Opportunities Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Drawbridge Special Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 4 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 5 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Principal Investment Holdings IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 6 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 7 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 8 of 10 pages

CUSIP No.: 72814P109	SCHEDULE 13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,817,620

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,817,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,817,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 9 of 10 pages

Item 1. Security and Issuer.
This Amendment No.4 (this “Amendment No. 4”) to Schedule 13D amends the Schedule 13D originally filed on March 3, 2021 (the “Original Schedule 13D”), as amended on June 4, 2021 (the “Amendment No. 1”), August 27, 2021 (the “Amendment No. 2”) and September 30, 2021 (the “Amendment No. 3”) (the Original Schedule 13D as amended through the date hereof, the “Schedule 13D”), and relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). Disclosure Items set forth in the Original Schedule 13D or the prior amendments thereto shall remain in effect, except to the extent expressly amended hereby and (as modified herein) are incorporated into the Schedule 13D.  Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the meaning ascribed to them in the Original Schedule 13D as previously amended.

Item 4.  Purpose of Transaction.
Item 4 is hereby supplemented with the following:
DBSO previously disclaimed membership in any “group” (within the meaning under Section 13(d) of the Exchange Act) arising on the basis of any of the Lock-Up Agreement, the Director Voting Agreement, or the A&R Registration Rights Agreement. Each of the Lock-Up Agreement and the Director Voting Agreement was entered into among the Issuer, DBSO and RT-ICON, and the A&R Registration Rights Agreement was entered into among the Issuer, DBSO, RT-ICON, and certain other Issuer shareholders. On March 8, 2022 RT-ICON filed an amendment to Schedule 13D indicating that on March 4, 2022, RT-ICON effected a pro rata in-kind distribution of an aggregate of 8,500,524 shares of Common Stock to its members for no consideration, in an exempt transaction. The March 8, 2022 Schedule 13D amendment filed by RT-ICON further indicated that, following the distribution, RT-ICON no longer beneficially owned any shares of the Issuer’s Common Stock. Based on a review of the information currently available, the Reporting Persons have determined that, as of the date of this filing, there is no longer a basis on which DBSO (or any other Reporting Person) may be deemed to be a member of a group with RT-ICON.
Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
  Each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 1,817,620 shares of Common Stock, which represents 4.0% of the Common Stock outstanding.  All percentages of Common Stock outstanding contained herein are based on 45,221,175 shares of Common Stock outstanding, as of April 22, 2022, as reported in the Form S-3 filed by the Issuer on April 27, 2022.

(c)          The Reporting Persons had no transactions in shares of the Common Stock during the 60 days preceding the date of filing this Amendment.

(d)          No person other than DBSO is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Based on a review of the information currently available, the Reporting Persons have determined that, as of the date of this filing, no Reporting Persons beneficially owns more than 5% of the Issuer’s outstanding shares of Common Stock nor may be deemed to be a member of any “group” (within the meaning under Section 13(d) of the Exchange Act) that beneficially owns more than 5% of the Issuer’s outstanding shares of Common Stock.

Page 10 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2022	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

	By:	Drawbridge Special Opportunities GP LLC, its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: May 2, 2022	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: May 2, 2022	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: May 2, 2022	FIG LLC

	By:	Fortress Operating Entity I LP, its sole managing member
	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: May 2, 2022	FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: May 2, 2022	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: May 2, 2022	FIG CORP.

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: May 2, 2022	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer